CERTIFICATE OF NOTIFICATION

                                    Filed by

                              ALABAMA POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997,
February 5, 1997, June 10, 1997, January 16, 1998 and December 7, 1998 in the matter of File No. 70-8461.

                                 --------------

Alabama Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

         1. On February 25, 1999 the issuance and sale by Alabama Power Capital Trust III ("the Trust"), a Delaware business trust, of 1,000 of its Capital Auction Preferred Securities (Liquidation amount $50,000 per Preferred Security) and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $51,550,000 aggregate principal amount of its Series C Junior Subordinated Notes (the "Junior Subordinated Notes") due February 28, 2029, pursuant to the Second Supplemental Indenture dated as of February 25, 1999, supplementing the Subordinated Note Indenture dated as of January 1, 1997, between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of February 1, 1999, providing for the guarantee by the Company of certain obligations of the Trust, in respect of the Capital Auction Preferred Securities, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4. Filed herewith are the following exhibits:

              Exhibit  A - Copy of the prospectus dated December 4, 1998 and prospectus supplement with respect to the Capital Auction Preferred Securities, dated February 18, 1999. (Filed electronically February 19, 1999, in File Nos. 333-67453, 333-67453-01, 333-67453-02 and
                           333-67453-03.)

              Exhibit  B - Underwriting Agreement dated February 18, 1999.
                           (Designated in Form 8-K dated February 18, 1999, File No. 1-3164 as Exhibit 1.)

              Exhibit  C - Amended and Restated Trust Agreement, dated as of
                           February 1, 1999. (Designated in Form 8-K dated February 18, 1999, File No. 1-3164 as Exhibit 4.5.)

              Exhibit  D - Supplemental Indenture dated as of February 25,
                           1999 to the Subordinated Note Indenture dated as of January 1, 1997, between the Company and The Chase Manhattan Bank, as trustee. (Designated in Form 8-K dated February 18, 1999, File No. 1-3164 as Exhibit 4.2.)

              Exhibit  E - Guarantee Agreement, dated as of February 1,
                           1999, with respect to the Capital Auction Preferred Securities. (Designated in Form 8-K dated February 18, 1999, File No. 1-3164 as Exhibit 4.8.)

              Exhibit  F - Opinion of Balch & Bingham LLP dated March 2,
                           1999.




Dated  March 2, 1999                               ALABAMA POWER COMPANY



                                                   By  /s/Wayne Boston
                                                          Wayne Boston
                                                       Assistant Secretary